Exhibit 4.2

No.: Class B Shares

QIWI PLC

Incorporated under the Companies Law, Cap 113

SHARE CAPITAL

Authorised Share Capital: Euro divided into Class shares of Euro each and Class B shares of EURO each.

Issued Share Capital: Euro divided into Class B shares of Euro each.

THIS IS TO CERTIFY THAT of is the Registered Proprietor of () Class B shares of EURO each, in the above-named Company, numbered from to inclusive, subject to the Memorandum and Articles of Association of the Company, and that upon each of such Shares the sum of EURO has been paid.

GIVEN under the Common Seal of the above Company, this th day of 20.

DIRECTOR SECRETARY

SPECIMEN